WVS

FINANCIAL CORP.

THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK

03033823

PE 6-30-03 SEP 29 2003 AR/S

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

2003 Annual Report

WS

WVS FINANCIAL CORPORATION

Town of McCandless • 9001 Perry Highway, Pittsburgh, Pennsylvania 15237-5387

TABLE OF CONTENTS

WS FINANCIAL
CORPORATION

To Our Stockholders:

During fiscal 2003, the economy continued to be adversely impacted by a slow recovery from the economic recession, relatively high levels of unemployment and the war with Iraq. In an attempt to restart the economy, the Federal Reserve further reduced interest rates to the lowest point in 45 years. Federal income tax rates were also reduced, most notably in wages and dividends, to encourage consumer spending and capital investment. While these efforts have improved equity market conditions over last year's depressed levels, the unemployment rate remains stubbornly high and spending has only started to recover. At this point it remains unclear as to how strong the economic recovery will be and when the unemployment rate will begin to improve.

While Company earnings were impacted by the 45 year lows in market interest rates, at the end of fiscal 2003 our stock price increased by $2.18 or 13.78% and we continued to pay quarterly cash dividends which yielded over 3.50%. We are also gratified to report that the July 2003 issue of U.S. Banker Magazine, the Company was ranked #23 of the Nation's Top 200 Publicly Traded Community Banks, Ranked by 3-Year Average Return on Equity.

During fiscal 2003, West View Savings Bank completed its second phase of computer system upgrades. The Bank's entire telecommunication network was replaced to improve customer response times. Our branch and teller platforms were also replaced with a PC based system to better serve our customer base. During the first half of fiscal 2004, we anticipate completing the internet banking phase of our systems upgrades.

We would also like to extend our thanks to Mrs. Margaret VonDerau for completing 35 years of dedicated service as an employee of the Bank. During her tenure, Margaret was instrumental in managing the Bank's branch operations and human resources. Margaret continues to be actively involved in the business by serving as Corporate Secretary and a member of our Board of Directors.

Fiscal 2004 will undoubtedly bring its own set of challenges. Please know that the Board of Directors, Senior Management and Employees will continue to work hard to earn a competitive rate of return for our stockholders while meeting the banking needs of our borrowers and depositors. Please continue to recommend West View Savings Bank to your family, friends and neighbors.

DAVID J. BURSIC President and Chief Executive Officer	DONALD E. HOOK Chairman of the Board

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,				
	2003	2002	2001	2000	1999
	(Dollars in Thousands, except per share data)				
Selected Financial Data:					
Total assets	$ 367,188	$ 404,911	$ 396,440	$ 409,618	$ 348,408
Net loans receivable	91,669	152,905	185,179	183,295	170,327
Mortgage-backed securities	111,879	82,543	64,132	73,673	72,380
Investment securities	147,482	151,384	129,593	137,502	92,166
Savings deposit accounts	169,316	174,659	178,029	169,508	171,114
FHLB advances	153,390	159,937	161,494	104,500	116,900
Other borrowings	9,453	33,731	20,660	101,025	25,820
Stockholders' equity	30,618	30,253	28,645	26,911	27,938
Non-performing assets and troubled debt restructurings(1)	3,481	5,279	5,016	4,050	765
Selected Operating Data:					
Interest income	$ 19,231	$ 23,760	$ 29,185	$ 27,987	$ 23,031
Interest expense	11,810	14,025	18,561	16,933	12,739
Net interest income	7,421	9,735	10,624	11,054	10,292
Provision for loan losses	(228)	57	788	150	---
Net interest income after provision for loan losses	7,649	9,678	9,836	10,904	10,292
Non-interest income	725	687	669	570	458
Non-interest expense	3,956	4,104	3,787	4,626	4,285
Income before income tax expense	4,418	6,261	6,718	6,848	6,465
Income tax expense	1,070	1,813	1,956	2,469	2,434
Net income	$ 3,348	$ 4,448	$ 4,762	$ 4,379	$ 4,031
Per Share Information:					
Basic earnings	$ 1.28	$ 1.63	$ 1.70	$ 1.48	$ 1.18
Diluted earnings	$ 1.28	$ 1.63	$ 1.69	$ 1.47	$ 1.17
Dividends per share	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.63
Dividend payout ratio	50.00%	39.26%	37.65%	43.24%	53.39%
Book value per share at period end	$ 11.86	$ 11.30	$ 10.40	$ 9.35	$ 8.81
Average shares outstanding:					
Basic	2,617,576	2,723,891	2,804,125	2,953,720	3,405,662
Diluted	2,624,395	2,732,491	2,815,867	2,977,089	3,435,738

	As of or For the Year Ended June 30,				
	2003	2002	2001	2000	1999
Selected Operating Ratios(2):					
Average yield earned on interest-earning assets(3)	5.36%	6.41%	7.51%	7.41%	7.32%
Average rate paid on interest-bearing liabilities	3.57	4.13	5.21	4.91	4.64
Average interest rate spread(4)	1.79	2.28	2.30	2.50	2.68
Net interest margin(4)	2.19	2.74	2.83	2.97	3.27
Ratio of interest-earning assets to interest-bearing liabilities	112.56	112.34	111.33	110.57	114.54
Non-interest expense as a percent of average assets	1.05	1.07	0.94	1.20	1.35
Return on average assets	0.89	1.16	1.19	1.14	1.27
Return on average equity	10.97	14.85	17.17	16.27	13.01
Ratio of average equity to average assets	8.10	7.78	6.92	6.99	9.76
Full-service offices at end of period	6	6	6	6	6
Asset Quality Ratios(2):					
Non-performing loans and troubled debt restructurings as a percent of net total loans(1)	3.80%	3.30%	2.71%	2.21%	0.32%
Non-performing assets as a percent of total assets(1)	0.95	1.30	1.27	0.99	0.22
Non-performing assets and troubled debt restructurings as a percent of total assets	0.95	1.30	1.27	0.99	0.22
Allowance for loan losses as a percent of total loans receivable	2.68	1.77	1.47	1.06	1.07
Allowance for loan losses as a percent of non-performing loans	72.68	54.68	55.08	48.72	336.75
Charge-offs to average loans receivable outstanding during the period	0.00	0.04	0.01	0.01	0.02
Capital Ratios(2):					
Tier 1 risk-based capital ratio	14.30%	13.42%	14.15%	14.05%	15.85%
Total risk-based capital ratio	15.57	14.66	15.40	15.11	16.90
Tier 1 leverage capital ratio	8.42	7.69	7.35	6.69	8.29

(1) Non-performing assets consist of non-performing loans and real estate owned ("REO"). Non-performing loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure.

(2) Consolidated asset quality ratios and capital ratios are end of period ratios, except for charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

GENERAL

WVS Financial Corp. ("WVS" or the "Company") is the parent holding company of West View Savings Bank ("West View" or the "Savings Bank"). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

West View Savings Bank is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank converted to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 2003.

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company's net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

The Company's strategic focus includes:

Interest Rate Risk Management – During the past two fiscal years, market interest rates have plummeted to 45 year lows. The Federal Reserve Board's accommodative monetary policy, coupled with increased fiscal stimulus, should lead to an economic recovery during fiscal 2004. History has shown that economic recoveries are generally accompanied by higher levels of market interest rates. While these low market interest rates have impacted net income, the Company is well positioned for an eventual rise in market interest rates.

Enhancing Stockholder Value – During fiscal 2003, the Company's stock price increased by $2.18 or 13.78% and the Company maintained its quarterly cash dividends, which yielded over 3.50%.

Commitment to Capital Management – The Company continued to retain capital for future growth, paying an attractive cash dividend and supplementing market liquidity with our Sixth Common Stock Buyback Program.

Strong Net Income – During fiscal 2003, the Company earned $3.3 million or $1.28 per share (basic and diluted). Fiscal 2003 return on average stockholders' equity was 10.97% while return on average assets totaled 0.89%. The July 2003 issue of US Banker Magazine ranked the Company #23 of the Nation's Top 200 Public Traded Community Banks, Ranked by 3-year Average Return on Equity.

Substantial Core Deposits - As of June 30, 2003, $89.4 million or 52.8% of West View's total deposits consisted of regular savings and club accounts, money market deposit accounts, and checking accounts. Approximately $44.2 million or 49.4% of core deposits consisted of regular savings and club accounts. Core deposits are considered to be more stable and lower cost funds than certificates of deposit and other borrowings.

Community-based Lending - West View has consistently focused its lending activities on generating loans in its market area. Typical loan offerings include home mortgages, construction loans, and consumer loans for home improvement, automobile loans and home equity loans. West View's small business lending program includes term loans, business inventory loans and loans for business equipment and machinery.

Strong Non-interest Expense Ratios - For the fiscal years ended June 30, 2003, 2002 and 2001, the Company's ratios of non-interest expense to average assets were 1.05%, 1.07% and 0.94%, respectively. In fiscal 2003, the Company upgraded its branch platform to a PC-based system to help streamline operations. Internet banking will be rolled out during Fiscal 2004 to increase customer satisfaction and loyalty.

CHANGES IN FINANCIAL CONDITION

Condensed Balance Sheet

	June 30, 2003	June 30, 2002	Change	
			Dollars	Percentage
	(Dollars in Thousands)			
Cash and interest-earning deposits	$ 2,815	$ 3,177	$ (362)	-11.4%
Investment securities(1)	155,279	159,665	(4,386)	-2.7
Mortgage-backed securities	111,879	82,543	29,336	35.5
Net loans receivable	91,669	152,905	(61,236)	-40.0
Total assets	367,188	404,911	(37,723)	-9.3
Deposits	170,926	177,672	(6,746)	-3.8
FHLB and other borrowings	162,843	193,668	(30,825)	-15.9
Total liabilities	336,570	374,658	(38,088)	-10.2
Total equity	30,618	30,253	365	1.2

(1) Includes Federal Home Loan Bank stock.

General. The $37.7 million or 9.3% decrease in total assets was primarily comprised of a $61.2 million decrease in net loans receivable, and a $4.4 million decrease in investment securities and Federal Home Loan Bank ("FHLB") stock, which were partially offset by a $29.3 million increase in mortgage-backed securities.

The $38.1 million or 10.2% decrease in total liabilities was primarily comprised of a $30.8 million decrease in FHLB advances and other borrowings, a $6.7 million decrease in deposits and a $249 thousand decrease in accrued interest payable.

Total stockholders' equity increased $365 thousand or 1.2% primarily due to $3.3 million of Company net income, and a $197 thousand increase in capital attributable to stock option exercises and Recognition and Retention Plan ("RRP") equity contributions, which were partially offset by the repurchase of $1.6 million of the Company's own common stock, and $1.7 million of cash dividends paid to stockholders. The Company believes that the repurchase of its common stock represented an attractive investment opportunity and favorably added to secondary market liquidity.

Cash on Hand and Interest-earning Deposits. Cash on hand and interest-earning deposits represent cash equivalents. Cash equivalents decreased $362 thousand or 11.4% to $2.8 million at June 30, 2003 from $3.2 million at June 30, 2002. Decreases in these accounts were primarily due to a combination of new loan originations, customer withdrawals, investment purchases and repayments of borrowings, which were partially offset by increases in these accounts as a result of a combination of customer deposits, loan and investment repayments, and proceeds from borrowings.

Investments. The Company's overall investment portfolio increased $25.0 million or 10.3% to $267.2 million at June 30, 2003 from $242.2 million at June 30, 2002. Mortgage-backed securities increased $29.3 million or 35.5% to $111.9 million at June 30, 2003. This increase was due primarily to purchases of floating rate mortgage-backed securities, which were partially offset by principal repayments on the portfolio. Investment securities decreased $4.4 million or 2.7% to $155.3 million at June 30, 2003. This decrease was due to calls of U.S. Government agency securities, maturities of investment grade corporate bonds, and redemption of FHLB stock.

Net Loans Receivable. Net loans receivable decreased $61.2 million or 40.0% to $91.7 million at June 30, 2003. The decrease in loans receivable was principally the result of higher levels of refinancing activity due to record low mortgage interest rates. As part of its asset/liability management strategy, the Company chose to invest substantially all of these proceeds into adjustable rate and short-term investment and mortgage-backed securities.

Deposits. Total deposits decreased $6.7 million or 3.8% to $170.9 million at June 30, 2003. Certificates of deposit decreased approximately $4.8 million or 5.6%, and money market accounts decreased $152 thousand or 1.0%. Savings accounts increased $2.5 million or 6.1%. The Savings Bank believes that these changes in depositor liquidity preferences are due to the relatively low level of market interest rates and stock market volatility.

Borrowed Funds. Borrowed funds decreased $30.8 million or 15.9% to $162.8 million at June 30, 2003. Other short-term borrowings decreased $24.3 million or 72.0% to $9.5 million at June 30, 2003, and FHLB advances decreased $6.5 million or 4.1% to $153.4 million at June 30, 2003. The Company repaid these sums through internal cash flows.

Stockholders' Equity. Total stockholders' equity increased $365 thousand or 1.2% to $30.6 million at June 30, 2003. The increase was principally the result of $3.3 million of Company net income and a $197 thousand increase in capital attributable to stock option exercises, and RRP equity contributions, which were partially offset by the repurchase of $1.6 million of the Company's own common stock and $1.7 million of cash dividends paid to stockholders.

RESULTS OF OPERATIONS

Condensed Statements of Income

	June 30, 2003	Change	June 30, 2002	Change	June 30, 2001
		(Dollars in Thousands)			
Interest income	$19,231	$ (4,529) -19.1%	$23,760	$ (5,425) -18.6%	$29,185
Interest expense	$11,810	$ (2,215) -15.8%	$14,025	$ (4,536) -24.4%	$18,561
Net interest income	$ 7,421	$ (2,314) -23.8%	$9,735	$ (889) -8.4%	$10,624
Provision for loan losses	$ (228)	$ (285) -500.0%	$ 57	$ (731) -92.8%	$ 788
Non-interest income	$ 725	$ 38 5.5%	$ 687	$ 18 2.7%	$ 669
Non-interest expense	$ 3,956	$ (148) -3.6%	$ 4,104	$ 317 8.4%	$ 3,787
Income tax expense	$ 1,070	$ (743) -41.0%	$ 1,813	$ (143) -7.3%	$ 1,956
Net income	$ 3,348	$ (1,100) -24.7%	$ 4,448	$ (314) -6.6%	$ 4,762

General. WVS reported net income of $3.3 million, $4.4 million and $4.8 million for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. The $1.1 million or 24.7% decrease in net income during fiscal 2003 was primarily the result of a $2.3 million decrease in net interest income, which was partially offset by a $743 thousand decrease in income tax expense, a $285 thousand decrease in the provision for loan losses, a $148 thousand decrease in non-interest expense, and a $38 thousand increase in non-interest income. Earnings per share totaled $1.28 (basic and diluted) for fiscal 2003 as compared to $1.63 (basic and diluted) for fiscal 2002. The decrease in earnings per share was due to a decrease in net income, which was partially offset by a reduction in the weighted average number of shares outstanding due to the Company's stock repurchases during fiscal 2003.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated, information on the Company regarding: (1) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (2) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets (interest-bearing liabilities); (6) the net yield earned on interest-earning assets; and (7) the ratio of total interest-earning assets to total interest-bearing liabilities.

	For the Years Ended June 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
				(Dollars in Thousands)					
Interest-earning assets:									
Net loans receivable(1)	$127,970	$9,524	7.44%	$172,824	$13,224	7.65%	$185,203	$14,656	7.91%
Net tax-free loans receivable(2)	—	—	0.00	199	26	13.28	692	69	9.97
Mortgage-backed securities	82,427	2,854	3.46	65,372	3,341	5.11	70,403	4,835	6.87
Investments - taxable	131,193	5,228	3.98	112,948	5,553	4.92	114,000	8,205	7.20
Investments - tax-free(2)	28,610	2,340	8.18	28,543	2,323	8.14	24,785	1,993	8.04
Interest-bearing deposits	2,362	11	0.47	1,766	10	0.57	1,871	38	2.03
Total interest-earning assets	372,562	19,957	5.36%	381,652	24,477	6.41%	396,954	29,796	7.51%
Non-interest-earning assets	4,113			3,386			4,148		
Total assets	$376,675			$385,038			$401,102		
Interest-bearing liabilities:									
Interest-bearing deposits and escrows	$157,771	$3,312	2.10%	$163,338	$5,082	3.11%	$161,821	$6,820	4.21%
Borrowings	173,226	8,498	4.91	176,383	8,943	5.07	194,749	11,741	6.03
Total interest-bearing liabilities	330,997	11,810	3.57%	339,721	14,025	4.13%	356,570	18,561	5.21%
Non-interest-bearing accounts	12,149			11,814			11,616		
Total interest-bearing liabilities and non-interest-bearing accounts	343,146			351,535			368,186		
Non-interest-bearing liabilities	3,020			3,547			5,179		
Total liabilities	346,166			355,082			373,365		
Retained income	30,509			29,956				27,737	
Total liabilities and retained income	$376,675			$385,038			$401,102		
Net interest income		$8,147			$10,452			$11,235	
Interest rate spread			1.79%			2.28%			2.30%
Net yield on interest-earning assets(3)			2.19%			2.74%			2.83%
Ratio of interest-earning assets to interest-bearing liabilities			112.56%			112.34%			111.33%

(1) Includes non-accrual loans.

(2) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis utilizing a federal tax rate of 34%.

(3) Net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.

	Year Ended June 30,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Net loans receivable	$ (3,349)	$ (377)	$ (3,726)	$ (1,021)	$ (454)	$ (1,475)
Mortgage-backed securities	747	(1,234)	(487)	(325)	(1,169)	(1,494)
Investments - taxable	830	(1,155)	(325)	(76)	(2,576)	(2,652)
Investments - tax-free	6	11	17	305	25	330
Interest-bearing deposits	3	(2)	1	(3)	(25)	(28)
Total interest-earning assets	(1,763)	(2,757)	(4,520)	(1,120)	(4,199)	(5,319)
Interest-bearing liabilities:						
Interest-bearing deposits and Escrows	(324)	(1,446)	(1,770)	(121)	(1,617)	(1,738)
Other borrowings	(166)	(279)	(445)	(1,039)	(1,759)	(2,798)
Total interest-bearing liabilities	(490)	(1,725)	(2,215)	(1,160)	(3,376)	(4,536)
Increase (decrease) in net interest Income	$ (1,273)	$(1,032)	$ (2,305)	$ 40	$ (823)	$ (783)

Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Interest Income. Total interest income decreased by $4.5 million or 19.1% during fiscal 2003 and decreased by $5.4 million or 18.6% during fiscal 2002. The decrease in fiscal 2003 was primarily a result of historically low market interest rates and higher levels of loan repayments, which were partially offset by increased average balances of the investment and mortgage-backed securities portfolios. The decrease in fiscal 2002 was primarily a result of decreases in the weighted average yield earned and the average balances of the investment, mortgage-backed, and loan portfolios during the period.

Interest income on investment securities and FHLB stock decreased $325 thousand or 4.5% during fiscal 2003 and decreased $2.4 million or 25.4% during fiscal 2002. The decrease in fiscal 2003 was primarily attributable to an 84 basis point decrease in the weighted average yield on the Company's investment securities, which was partially offset by a $18.3 million increase in the average balance of the investment securities outstanding. The decrease in fiscal 2002 was primarily attributable to a 178 basis point decrease in the weighted average yield on the Company's investment securities which was partially offset by a $2.7 million increase in the average balance of the investment securities outstanding.

Interest income on mortgage-backed securities decreased $487 thousand or 14.6% during fiscal 2003 and decreased $1.5 million or 30.9% during fiscal 2002. The decrease in fiscal 2003 was attributable to a 165 basis point decrease in the weighted average yield on the Company's mortgage-backed securities portfolio, which was partially offset by a $17.1 million increase in the average balance of the mortgage-backed securities portfolio. The decrease in fiscal 2002 was attributable to a 176 basis point decrease in the weighted average yield on the mortgage-backed securities portfolio and a $5.0 million decrease in the average outstanding balance of mortgage-backed securities.

Interest income on net loans receivable decreased $3.7 million or 28.1% during fiscal 2003 and decreased $1.5 million or 9.9% during fiscal 2002. The decrease in fiscal 2003 was attributable to a $45.1 million decrease in the average balance of net loans outstanding and a 22 basis point decrease in the weighted average yield on the Company's loan portfolio. As part of its asset/liability management strategy, the Company previously limited its origination of longer-term fixed rate loans to mitigate its exposure to a rise in market interest rates. The Company began to offer longer-term fixed rate loans on a correspondent basis during fiscal 2003. The decrease in fiscal 2002 was attributable to a $12.9 million decrease in the average balance of net loans outstanding and a 26 basis point decrease in the weighted average yield on the Company's loan portfolio.

Interest Expense. Total interest expense decreased $2.2 million or 15.8% during fiscal 2003 and decreased by $4.5 million or 24.4% during fiscal 2002. The decrease in fiscal 2003 was attributable to a decrease of $1.8 million of interest expense on deposits and a decrease of $445 thousand of interest expense on borrowings. The decrease during fiscal 2002 was attributable to a decrease of $2.8 million of interest expense on borrowings and a $1.7 million decrease of interest expense on deposits.

Interest expense on borrowings decreased $445 thousand or 5.0% during fiscal 2003 and decreased $2.8 million or 23.8% during fiscal 2002. The decrease in fiscal 2003 was attributable to a 16 basis point decrease in the weighted average yield on the Company's borrowings, and a $3.2 million decrease in the average balance of borrowings outstanding. During fiscal 2003, the Company's borrowings were primarily longer-term, with fixed rates of interest. The decrease in fiscal 2002 was attributable to a 96 basis point decrease in the weighted average yield on the Company's borrowings and a $18.4 million decrease in the average balance of borrowings outstanding.

Interest expense on interest-bearing deposits and escrows decreased $1.8 million or 34.8% in fiscal 2003 and decreased $1.7 million or 25.5% in fiscal 2002. The decrease in fiscal 2003 was attributable to a 101 basis point decrease in the weighted average yield on the Company's deposits, and a $5.6 million decrease in the average balance of interest-bearing deposits. The decrease in fiscal 2002 was primarily attributable to a 110 basis point decrease in the weighted average rate paid on the Company's deposits and a $3.9 million increase in the average balance of interest bearing time deposits.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. The Company reduced its provision for loan loss by $228 thousand during fiscal 2003, as compared to recording a provision of $57 thousand during fiscal 2002. The Company's reduced provision in fiscal 2003 was due to the reduced levels of net loans receivable and the payoff of a large non-performing commercial real estate loan. The fiscal 2002 provision was comparable to net charge-offs of $62 thousand.

Non-Interest Income. Total non-interest income increased by $38 thousand or 5.5% in fiscal 2003 and increased by $18 thousand or 2.7% in fiscal 2002. The increase in fiscal 2003 was primarily attributable to the sale of investments from the Company's investment portfolio. The increase in fiscal 2002 was primarily attributable to an increase in service charges on deposits.

Non-Interest Expense. Total non-interest expense decreased $148 thousand or 3.6% and increased $317 thousand or 8.4% during fiscal 2003 and 2002, respectively. The decrease in fiscal 2003 was primarily attributable to a decrease in payroll related costs, which was partially offset by increases in data processing expenses and fixed asset costs. The increase in fiscal 2002 was primarily attributable to increases in accrued legal fees, charitable contributions for local educational programs, PA Capital Stock Franchise taxes and other payroll costs.

Income Taxes. Income taxes decreased $743 thousand or 41.0% during fiscal 2003 and decreased $143 thousand or 7.3% during fiscal 2002. The decrease in fiscal 2003 was primarily attributable to a decrease in taxable income and proportionately higher tax-free interest revenue on bank qualified municipal securities. Fiscal year 2002 income tax expense was favorably impacted by the higher levels of tax-free bank qualified municipal securities in the Company's investment portfolio and a $100 thousand Pennsylvania tax credit for charitable contributions made in support of local educational programs. The Company's effective tax rate was 24.2% at June 30, 2003 and 29.0% at June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is often analyzed by reviewing the cash flow statement. Cash and cash equivalents decreased by $362 thousand during fiscal 2003 primarily due to $40.8 million of net cash used for financing activities. These decreases were offset by $33.4 million of net cash provided by investing activities, and $7.1 million of net cash provided by operating activities.

Funds provided by operating activities totaled $7.1 million during fiscal 2003 as compared to $4.5 million during fiscal 2002. Net cash provided by operating activities was primarily comprised of $3.3 million of net income, $3.2 million of amortization of discounts, premiums and deferred loan fees, and a $1.1 million decrease in accrued interest receivable, which were partially offset by a $249 thousand decrease in accrued interest payable, and a $228 thousand decrease in provisions for loan loss.

Funds provided by investing activities totaled $33.4 million during fiscal 2003 as compared to $9.1 million used for investing activities during fiscal 2002. Primary sources of funds during fiscal 2003 include $258.5 million in repayments and sales of investment and mortgage-backed securities (including FHLB stock) and a $61.1 million decrease in net loans receivable, which were partially offset by $286.1 million in purchases of investment and mortgage-backed securities (including FHLB stock). The investment purchases were primarily comprised of investment grade commercial paper and investment grade corporate bonds that mature within two years. The mortgage-backed securities purchases were floating rate instruments that generally reprice on a monthly basis.

Funds used for financing activities totaled $40.8 million for fiscal 2003 as compared to $4.8 million provided by financing activities in fiscal 2002. Primary uses of funds for fiscal 2003 were a $30.8 million decrease in FHLB and other borrowings, a $6.7 million decrease in deposits, $1.7 million of cash dividends and $1.6 million in common stock repurchases. During fiscal 2003, the Company purchased 101,719 shares of common stock for approximately $1.6 million. Management has determined that it currently is maintaining adequate liquidity and continues to better match funding sources with lending and investment opportunities.

The Company's primary sources of funds are deposits, amortization, prepayments and maturities of existing loans, mortgage-backed securities and investment securities, funds from operations, and funds obtained through FHLB advances and other borrowings. At June 30, 2003, the total approved loan commitments outstanding amounted to $1.5 million. At the same date, commitments under unused letters and lines of credit amounted to $6.5 million and the unadvanced portion of construction loans approximated $11.3 million. The Company also had commitments to purchase approximately $21.1 million of floating rate mortgage-backed securities. Certificates of deposit scheduled to mature in one year or less at June 30, 2003, totaled $56.9 million. Management believes that a significant portion of maturing deposits will remain with the Company.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source, and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. The Company has access to the Federal Reserve Bank Primary Credit Program. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

On July 29, 2003, the Company's Board of Directors declared a cash dividend of $0.16 per share payable on August 21, 2003 to shareholders of record at the close of business on August 11, 2003. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company's financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

As of June 30, 2003, WVS Financial Corp. exceeded all regulatory capital requirements and maintained Tier I and total risk-based capital equal to $30.3 million or 14.3% and $32.9 million or 15.6%, respectively, of total risk-weighted assets, and Tier I leverage capital of $30.3 million or 8.4% of average total assets.

Non-performing assets consist of non-accrual loans and real estate owned. A loan is placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but uncollected interest is deducted from interest income. Non-performing assets decreased $1.8 million or 35.6% to $3.5 million, or 0.95% of total assets, at June 30, 2003. The decrease was primarily the result of a $1.2 million in repayments, $520 thousand in pending payoffs, $404 thousand in loans reclassified as performing due to improved economic performance, and a decrease of $235 thousand in real estate owned, which were partially offset by $362 thousand in loans reclassified as non-performing.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

Interest rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

During fiscal 2003 the level of market interest rates declined further due to the Federal Reserve's accommodative monetary policy and the weakness in the national economy. The marked decline in the equity markets, reduced corporate earnings and heightened geopolitical tensions have caused a considerable disintermediation from the equity to the fixed income markets, further compounding the decline in market interest rates across the yield curve.

Due to the rapid decline in market interest rates, the Company's loan, investment and mortgage-backed securities portfolios continued to experience much higher then anticipated levels of prepayments. During fiscal 2003, the Federal Reserve reduced the Federal Funds rate an additional six times for a total of 250 basis points. Principal repayments on the Company's loan, investment and mortgage-backed securities portfolios totaled $83.1 million, $143.8 million and $113.3 million respectively. In response to higher levels of liquidity the Company began to rebalance its loan, investment and mortgage-backed securities portfolios. Due to the low level of market interest rates, the Company began to reduce its originations of long-term fixed rate mortgages while continuing to offer consumer home equity and construction loans. The Company began to purchase investment grade commercial paper and corporate bonds in order to earn a higher return with a shorter maturity profile and to reduce the prepayment risk within the portfolio. Within the mortgage-backed securities portfolio, the Company aggressively purchased floating rate securities in order to provide current income and protection against an eventual rise in market interest rates. Each of the aforementioned strategies also helped to better the interest-rate and liquidity risks associated with the Savings Bank's customers liquidity preference for shorter term deposit products.

The Company also makes available for origination residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank's market area. The Company will continue to selectively offer commercial real estate, land acquisition and development, and shorter-term construction loans, primarily on residential properties, to partially increase its loan asset sensitivity. The Company intends to emphasize higher yielding home equity and small business loans to existing customers and seasoned prospective customers.

As of June 30, 2003, the implementation of these asset and liability management initiatives resulted in the following:

1) the Company's liquidity profile remains high with the investment portfolio's stated final maturities as follows: less than 1 year: $79.2 million or 30.7%; 1-5 years: $13.1 million or 5.1%; over 5 years: $165.3 million or 64.2%;
2) $97.4 million or 87.1% of the Company's portfolio of mortgage-backed securities (including collateralized mortgage obligations - "CMOs") were secured by floating rate securities;
3) the maturity distribution of the Company's borrowings is as follows: less than 1 year: $13.6 million or 8.4%; 1-5 years: $7.2 million or 4.4%; over 5 years: $142.1 million or 87.2%; and
4) an aggregate of $33.6 million or 36.7% of the Company's net loan portfolio had adjustable interest rates or maturities of less than 12 months.

The effect of interest rate changes on a financial institution's assets and liabilities may be analyzed by examining the "interest rate sensitivity" of the assets and liabilities and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive (negative) when the amount of rate sensitive assets (liabilities) exceeds the amount of rate sensitive liabilities (assets). During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income.

The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

	June 30,		
	2003	2002	2001
	(Dollars in Thousands)		
Interest-earning assets maturing or repricing within one year	$ 262,782	$ 252,467	$ 155,928
Interest-bearing liabilities maturing or repricing within one year	133,418	142,823	137,232
Interest sensitivity gap	$ 129,364	$ 109,644	$ 18,696
Interest sensitivity gap as a percentage of total assets	35.2%	27.1%	4.7%
Ratio of assets to liabilities maturing or repricing within one year	197.0%	176.8%	113.6%

During fiscal 2003, the Company managed its one year interest sensitivity gap by: (1) limiting the origination of long-term fixed rate mortgages; (2) emphasizing loans with shorter terms or repricing frequencies; (3) purchasing investments with maturities within 2 years; and (4) purchasing floating rate CMO's which reprice on a monthly basis.

The following table illustrates the Company's estimated stressed cumulative repricing gap – the difference between the amount of interest-earning assets and interest-bearing liabilities expected to reprice at a given point in time – at June 30, 2003. The table estimates the impact of an upward or downward change in market interest rates of 100 and 200 basis points.

Cummulative Stressed Repricing Gap

	Month 3	Month 6	Month 12	Month 24	Month 36	Month 60	Long Term
			(Dollars in Thousands)				
Base Case Up 200 bp							
Cummulative Gap ($'s)	123,940	116,233	103,039	111,979	120,903	140,870	29,111
% of Total Assets	33.7%	31.6%	28.0%	30.4%	32.9%	38.3%	7.9%
Base Case Up 100 bp							
Cummulative Gap ($'s)	134,488	129,591	120,308	150,867	162,576	167,911	29,111
% of Total Assets	36.6%	35.2%	32.7%	41.0%	44.2%	45.6%	7.9%
Base Case No Change							
Cummulative Gap ($'s)	138,535	136,286	129,364	160,276	170,439	172,522	29,111
% of Total Assets	37.7%	37.0%	35.2%	43.6%	46.3%	46.9%	7.9%
Base Case Down 100 bp							
Cummulative Gap ($'s)	140,996	140,230	134,229	166,166	175,930	175,585	29,111
% of Total Assets	38.3%	38.1%	36.5%	45.2%	47.8%	47.7%	7.9%
Base Case Down 200 bp							
Cummulative Gap ($'s)	154,224	154,189	148,818	169,264	178,141	176,428	29,111
% of Total Assets	41.9%	41.9%	40.5%	46.0%	48.4%	48.0%	7.9%

Beginning in the third quarter of fiscal 2001, the Company began to utilize an income simulation model to measure interest rate risk and to manage interest rate sensitivity. The Company believes that income simulation modeling may enable the Company to better estimate the possible effects on net interest income due to changing market interest rates. Other key model parameters include: estimated prepayment rates on the Company's loan, mortgage-backed securities and investment portfolios; savings decay rate assumptions; and the repayment terms and embedded options of the Company's borrowings.

The following table presents the simulated impact of a 100 and 200 basis point upward or downward shift in market interest rates and the estimated impact on net interest income, return on average equity, return on average assets and the market value of portfolio equity at June 30, 2003 and June 30, 2002.

Analysis of Sensitivity to Changes in Market Interest Rates

	Modeled Change in Market Interest Rates									
	June 30, 2003					June 30, 2002				
Estimated impact on:	-200	-100	0	+100	+200	-200	-100	0	+100	+200
Change in net interest income	-47.6%	-35.0%	0.00%	24.8%	46.8%	-18.7%	-10.1%	0.00%	8.5%	24.2%
Return on average equity	0.31%	1.88%	6.16%	9.08%	11.62%	8.70%	10.37%	12.32%	13.94%	16.83%
Return on average assets	0.02%	0.14%	0.47%	0.70%	0.91%	0.66%	0.79%	0.95%	1.08%	1.32%
Market value of equity (in thousands)	$(4,248)	$5,191	$13,582	$19,086	$22,309	$21,523	$25,461	$28,182	$28,529	$28,793

The table below provides information about the Company's anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 2003.

Anticipated Transactions

	(Dollars in Thousands)
Undisbursed construction and development loans	
Fixed rate	$ 3,483
	5.67%
Adjustable rate	$ 7,865
	5.32%
Undisbursed lines of credit	
Adjustable rate	$ 6,469
	4.80%
Loan origination commitments	
Fixed rate	$ 1,222
	5.62%
Adjustable rate	$ 250
	3.75%
Letters of credit	
Adjustable rate	$ 51
	7.25%
Commitments to purchase mortgage-backed securities	
Adjustable rate	$ 21,079
	2.52%
	$ 40,419

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
WVS Financial Corp.

We have audited the accompanying consolidated balance sheet of WVS Financial Corp. and subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WVS Financial Corp. and subsidiary as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

S.B. Snodgrass, A.C.

Wexford, PA
August 1, 2003

S.B. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone (724) 934-0344 • Facsimile (724) 934-0345

WVS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)

	June 30, 2003	June 30, 2002
ASSETS		
Cash and due from banks	$ 921	$ 879
Interest-earning demand deposits	1,894	2,298
Total cash and cash equivalents	2,815	3,177
Investment securities available for sale (amortized cost of $25,310 and $8,375) (Note 4)	25,641	8,426
Investment securities held to maturity (market value of $126,036 and $146,146) (Note 4)	121,841	142,958
Mortgage-backed securities available for sale (amortized cost of $4,219 and $6,196) (Note 5)	4,387	6,450
Mortgage-backed securities held to maturity (market value of $107,914 and $76,819) (Note 5)	107,492	76,093
Net loans receivable (allowance for loan losses of $2,530 and $2,758) (Note 6)	91,669	152,905
Accrued interest receivable (Note 8)	2,800	3,903
Federal Home Loan Bank stock, at cost (Note 9)	7,797	8,281
Premises and equipment (Note 10)	1,231	996
Other assets	1,515	1,722
TOTAL ASSETS	$ 367,188	$ 404,911
LIABILITIES		
Deposits (Note 11)	$ 170,926	$ 177,672
Federal Home Loan Bank advances (Note 12)	153,390	159,937
Other borrowings (Note 13)	9,453	33,731
Accrued interest payable	1,449	1,698
Other liabilities	1,352	1,620
TOTAL LIABILITIES	336,570	374,658
STOCKHOLDERS' EQUITY (Notes 16)		
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	-	-
Common stock, par value $.01; 10,000,000 shares authorized; 3,736,750 and 3,729,858 shares issued	37	37
Additional paid-in capital	20,212	20,037
Treasury stock (1,153,591 and 1,051,872 shares at cost)	(16,767)	(15,133)
Retained earnings - substantially restricted	26,857	25,183
Accumulated other comprehensive income	329	201
Unallocated shares - Recognition and Retention Plans	(50)	(72)
TOTAL STOCKHOLDERS' EQUITY	30,618	30,253
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 367,188	$ 404,911

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)

	Year Ended June 30, 2003	2002	2001
INTEREST AND DIVIDEND INCOME			
Loans	$ 9,524	$ 13,242	$ 14,704
Investment securities	6,590	6,735	9,075
Mortgage-backed securities	2,854	3,341	4,835
Interest-earning demand deposits	11	10	38
Federal Home Loan Bank stock	252	432	533
Total interest and dividend income	19,231	23,760	29,185
INTEREST EXPENSE			
Deposits (Note 10)	3,312	5,082	6,820
Federal Home Loan Bank advances	8,224	8,635	8,699
Other borrowings	274	308	3,042
Total interest expense	11,810	14,025	18,561
NET INTEREST INCOME	7,421	9,735	10,624
Provision for loan losses (Note 6)	(228)	57	788
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,649	9,678	9,836
NONINTEREST INCOME			
Service charges on deposits	361	403	348
Investment securities gains, net	64	-	-
Other	300	284	321
Total noninterest income	725	687	669
NONINTEREST EXPENSE			
Salaries and employee benefits	2,240	2,448	2,415
Occupancy and equipment	398	375	367
Deposit insurance premium	29	33	35
Data processing	221	190	186
Correspondent bank charges	152	163	153
Other	916	895	631
Total noninterest expense	3,956	4,104	3,787
Income before income taxes	4,418	6,261	6,718
Income taxes (Note 18)	1,070	1,813	1,956
NET INCOME	$ 3,348	$ 4,448	$ 4,762
EARNINGS PER SHARE:			
Basic	$ 1.28	$ 1.63	$ 1.70
Diluted	1.28	1.63	1.69
AVERAGE SHARES OUTSTANDING (Note 2):			
Basic	2,617,576	2,723,891	2,804,125
Diluted	2,624,395	2,732,491	2,815,867

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings-Substantially Restricted	Unallocated Shares Held by ESOP	Unallocated Shares Held by RRP	Accumulated Other Comprehensive Income (Loss)	Total
Balance June 30, 2000	$ 37	$ 19,548	$ (11,770)	$ 19,513	$ -	$ (220)	$ (197)	$ 26,911
Comprehensive income:								
Net income				4,762				4,762
Unrealized gain on available for sale securities, net of taxes of $157							305	305
Tax benefit from stock grants issued under RRPs		39						39
Accrued compensation expense for RRPs						89		89
Exercise of stock options		119						119
Tax benefit from exercise of stock options		36						36
Purchase of treasury stock			(1,819)					(1,819)
Cash dividends declared ($0.64 per share)				(1,797)				(1,797)
Balance June 30, 2001	37	19,742	(13,589)	22,478	-	(131)	108	28,645
Comprehensive income:								
Net income				4,448				4,448
Unrealized gain on available for sale securities, net of taxes of $48							93	93
Tax benefit from stock grants issued under RRPs		54						54
Accrued compensation expense for RRPs						59		59
Exercise of stock options		212						212
Tax benefit from exercise of stock options		29						29
Purchase of treasury stock			(1,544)					(1,544)
Cash dividends declared ($0.64 per share)				(1,743)				(1,743)
Balance June 30, 2002	37	20,037	(15,133)	25,183	-	(72)	201	30,253
Comprehensive income:								
Net income				3,348				3,348
Unrealized gain on available for sale securities, net of taxes of $66							128	128
Tax benefit from stock grants issued under RRPs		104						104
Compensation expense for RRPs						22		22
Exercise of stock options		71						71
Tax benefit from exercise of stock options								
Purchase of treasury stock			(1,634)					(1,634)
Cash dividends declared ($0.64 per share)				(1,674)				(1,674)
Balance June 30, 2003	$ 37	$ 20,212	$ (16,767)	$ 26,857	$ -	$ (50)	$ 329	$ 30,618

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended June 30, 2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 3,348	$ 4,448	$ 4,762
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	(228)	57	788
Depreciation	156	123	111
Investment securities gains, net	(64)	-	-
Amortization of discounts, premiums, and deferred loan fees	3,205	766	(225)
Amortization of ESOP and RRP deferred compensation	22	59	89
Deferred income taxes	43	(93)	(370)
Decrease (increase) in accrued interest receivable	1,103	(66)	538
Decrease in accrued interest payable	(249)	(743)	(263)
Other, net	(285)	(48)	555
Net cash provided by operating activities	7,051	4,503	5,985
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(25,836)	(29,454)	-
Proceeds from repayments of investment and mortgage-backed securities	10,313	24,793	1,767
Proceeds from sales of investment and mortgage-backed securities	639	-	-
Held to maturity:			
Purchase of investment and mortgage-backed securities	(259,234)	(296,854)	(36,865)
Proceeds from repayments of investment and mortgage-backed securities	246,069	260,973	53,438
Net decrease (increase) in net loans receivable	61,131	31,520	(2,873)
Purchase of Federal Home Loan Bank stock	(1,021)	(131)	(2,925)
Redemption of Federal Home Loan Bank stock	1,505	-	-
Acquisition of premises and equipment	(391)	(118)	(62)
Other, net	220	180	-
Net cash provided by (used for) investing activities	33,395	(9,091)	12,480
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	(6,746)	(3,667)	8,481
Net increase (decrease) in Federal Home Loan Bank short-term advances	3,875	(14,836)	(1,663)
Net increase (decrease) in other borrowings	(24,278)	13,071	(80,365)
Proceeds from Federal Home Loan Bank long-term advances	578	23,279	108,657
Repayments of Federal Home Loan Bank long-term advances	(11,000)	(10,000)	(50,000)
Net proceeds from exercise of stock options	71	212	119
Cash dividends paid	(1,674)	(1,743)	(1,797)
Purchase of treasury stock	(1,634)	(1,544)	(1,819)
Net cash provided by (used for) financing activities	(40,808)	4,772	(18,387)
Increase (decrease) in cash and cash equivalents	(362)	184	78
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,177	2,993	2,915
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,815	$ 3,177	$ 2,993
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 12,059	$ 14,768	$ 18,823
Taxes	1,049	1,735	2,140

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. ("WVS" or the "Company") is a Pennsylvania-chartered unitary bank holding company which owns 100 percent of the common stock of West View Savings Bank ("West View" or the "Savings Bank"). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank's principal sources of revenue originate from its portfolio of residential real estate and commercial mortgage loans as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly-owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform with accounting principles generally accepted in the United States of America. The Company's fiscal year-end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment securities are classified at the time of purchase as securities held to maturity or securities available for sale based on management's ability and intent. Debt and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the level-yield method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other debt, equity, and mortgage-backed securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution, which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loans Receivable

Net loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage, consumer, and commercial loans is recognized on the accrual method. The Company's general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status. Interest received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

Loan origination and commitment fees, and all incremental direct loan origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years for furniture and equipment and twenty-five to fifty years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Stock Options

The Company maintains stock option plans for key officers, employees, and non-employee directors.

As permitted under Statement of Financial Accounting Standards No. 123 *"Accounting for Stock-based Compensation,"* the Company has elected to continue following Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Had compensation expense included stock option plan costs determined based on the fair value at the grant dates for options granted under these plans consistent with Statement No. 123, pro forma net income and earnings per share would not have been materially different than that presented on the Consolidated Statement of Income.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of net unrealized holding gains (losses) on its available for sale securities portfolio. The Company has elected to report the effects of its other comprehensive income as part of the Consolidated Statement of Stockholders' Equity.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits.

Reclassification of Comparative Figures

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. Such reclassifications did not affect net income or stockholders' equity.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The new statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

On October 1, 2002, the FASB issued FAS No. 147, *Acquisitions of Certain Financial Institutions*, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method*. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of FAS No. 147 did not have a material effect on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends FAS No. 123, *Accounting for Stock-Based Compensation*. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In April 2003, the FASB issued FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No. 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133, *Implementation Issues,* that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued FAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement has not and is not expected to have a material effect on the Company's reported equity.

In November, 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

In January, 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this interpretation has not and is not expected to have a material effect on the Company's financial position or results of operations.

2. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	2003	2002	2001
Weighted-average common shares outstanding	3,731,949	3,718,640	3,695,294
Average treasury stock shares	(1,114,373)	(994,749)	(891,169)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,617,576	2,723,891	2,804,125
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	6,819	8,600	11,742
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,624,395	2,732,491	2,815,867

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

2. EARNINGS PER SHARE (Continued)

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income is used.

Options to purchase 76,600 shares of common stock at prices from $14.00 to $15.625 were outstanding during 2001, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive.

3. COMPREHENSIVE INCOME

Other comprehensive income primarily reflects changes in net unrealized gains on available for sale securities. Total comprehensive income for the years ended June 30 is summarized as follows:

	2003	2002	2001
Net Income	$ 3,348	$ 4,448	$ 4,762
Other comprehensive income:			
Unrealized gains on available for sale securities	258	141	462
Less: Reclassification adjustment for gain included in net income	64	-	-
Other comprehensive income before tax	258	141	462
Income tax expense related to other comprehensive income	88	48	157
Other comprehensive income, net of tax	170	93	305
Comprehensive income	$ 3,518	$ 4,541	$ 5,067

4. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2003				
AVAILABLE FOR SALE				
Preferred trust securities	$ 128	$ 3	$ -	$ 131
Corporate debt securities	7,428	62	(2)	7,488
Obligations of states and political subdivisions	1,000	-	-	1,000
Commercial paper	15,442	-	(1)	15,441
Equity securities	1,312	269	-	1,581
Total	$ 25,310	$ 334	$ (3)	$ 25,641
HELD TO MATURITY				
U.S. Government agency securities	$ 24,097	$ 601	$ -	$ 24,698
Corporate debt securities	66,978	487	(6)	67,459
Commercial paper	1,099	-	-	1,099
Obligations of states and political subdivisions	29,667	3,113	-	32,780
Total	$ 121,841	$ 4,201	$ (6)	$ 126,036

(In thousands, except per share data)

4. INVESTMENT SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002				
AVAILABLE FOR SALE				
Preferred trust securities	$ 860	$ 17	$ (3)	$ 874
Commercial paper	6,495	-	-	6,495
Equity securities	1,020	38	(1)	1,057
Total	$ 8,375	$ 55	$ (4)	$ 8,426
HELD TO MATURITY				
U.S. Government agency securities	$ 55,216	$ 1,016	$ (22)	$ 56,210
Corporate debt securities	58,415	193	(51)	58,557
Obligations of states and political subdivisions	29,327	2,052	-	31,379
Total	$ 142,958	$ 3,261	$ (73)	$ 146,146

In 2003, the Company recorded investment security gains of $64. Proceeds from sales of investment securities during 2003 were $639.

The amortized cost and estimated market values of debt securities at June 30, 2003, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ 22,870	$ 1,000	$ -	$ 128	$ 23,998
Estimated market value	22,869	1,060	-	131	24,060
HELD TO MATURITY					
Amortized cost	$ 56,313	$ 12,065	$ 1,494	$ 51,969	$ 121,841
Estimated market value	56,582	12,277	1,737	55,440	126,036

Investment securities with amortized cost of $17,624 and $41,219 and estimated market values of $18,009 and $41,956 at June 30, 2003 and 2002, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required by law.

(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2003				
AVAILABLE FOR SALE				
Federal National Mortgage Association certificates	$ 1,494	$ 78	$ -	$ 1,572
Government National Mortgage Association certificates	2,510	70	-	2,580
Federal Home Loan Mortgage Corporation certificates	47	3	-	50
Collateralized mortgage obligations	168	17		185
Total	$ 4,219	$ 168	$ -	$ 4,387
HELD TO MATURITY				
Federal National Mortgage Association certificates	$ 29	$ 1	$ -	$ 30
Government National Mortgage Association certificates	2,603	81	(17)	2,667
Federal Home Loan Mortgage Corporation certificates	36	-	-	36
Collateralized mortgage obligations	104,824	392	(35)	105,181
Total	$ 107,492	$ 474	$ (52)	$ 107,914

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002				
AVAILABLE FOR SALE				
Federal National Mortgage Association certificates	$ 3,228	$ 106	$ -	$ 3,334
Government National Mortgage Association certificates	2,627	128	-	2,755
Federal Home Loan Mortgage Corporation certificates	48	1	-	49
Collateralized mortgage obligations	293	19	-	312
Total	$ 6,196	$ 254	$ -	$ 6,450
HELD TO MATURITY				
Federal National Mortgage Association certificates	$ 35	$ 3	$ -	$ 38
Government National Mortgage Association certificates	4,069	190	-	4,259
Federal Home Loan Mortgage Corporation certificates	60	5	-	65
Collateralized mortgage obligations	71,929	615	(87)	72,457
Total	$ 76,093	$ 813	$ (87)	$ 76,819

(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost and estimated market values of mortgage-backed securities at June 30, 2003, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ -	$ -	$ 25	$ 4,194	$ 4,219
Estimated market value	-	-	26	4,361	4,387
HELD TO MATURITY					
Amortized cost	$ -	$ -	$ 34	$ 107,458	$ 107,492
Estimated market value	-	-	35	107,879	107,914

At June 30, 2003 and 2002, mortgage-backed securities with an amortized cost of $67,746 and $48,161 and estimated market values of $68,179 and $49,099, were pledged to secure borrowings with the Federal Home Loan Bank.

6. NET LOANS RECEIVABLE

Major classifications of loans are summarized as follows:

	2003	2002
First mortgage loans:		
1 - 4 family dwellings	$ 43,255	$ 89,889
Construction	16,942	19,965
Land acquisition and development	7,437	6,691
Multi-family dwellings	5,196	6,173
Commercial	17,949	25,439
	90,779	148,157
Consumer loans:		
Home equity	8,006	11,352
Home equity lines of credit	4,368	4,967
Other	1,069	1,515
	13,443	17,834
Commercial loans	1,499	1,447
Less:		
Undisbursed construction and land development	11,348	11,311
Net deferred loan fees	174	464
Allowance for loan losses	2,530	2,758
	14,052	14,533
Net loans receivable	$ 91,669	$ 152,905

The Company's primary business activity is with customers located within its local trade area of Northern Allegheny and Southern Butler counties. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company's credit policy guidelines. In general, the Company's loan portfolio performance at June 30, 2003 and 2002, is dependent upon the local economic conditions.

(In thousands, except per share data)

6. NET LOANS RECEIVABLE (Continued)

Total nonaccrual loans and troubled debt restructurings and the related interest income recognized for the years ended June 30, are as follows:

	2003	2002	2001
Principal outstanding	$ 3,481	$ 5,044	$ 5,016
Interest income that would have been recognized	$ 256	$ 408	$ 422
Interest income recognized	26	162	296
Interest income foregone	$ 230	$ 246	$ 126

Included in total nonaccrual loans are impaired loans of approximately $3,423 and $3,600 at June 30, 2003 and 2002. A related allowance for loan losses of $1,816 and $1,764 has been reserved for these impaired loans, respectively. During the years, the Company had an average balance of $3,441 and $3,586, and recognized $23 and $116 in interest income on these loans, respectively.

Certain officers, directors, and their associates were customers of, and had transactions with, the Company in the ordinary course of business. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60,000 during the years ended June 30, are as follows:

	2003	2002
Balance, July 1	$ 822	$ 894
Additions	49	370
Amounts collected	(336)	(442)
Balance, June 30	$ 535	$ 822

7. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2003	2002	2001
Balance, July 1	$ 2,758	$ 2,763	$ 1,973
Add:			
Provision for loan losses	(228)	57	788
Recoveries	-	6	19
Less:			
Loans charged off	-	68	17
Balance, June 30	$ 2,530	$ 2,758	$ 2,763

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

8. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

		2003		2002
Investment and mortgage-backed securities	$	2,283	$	2,996
Loans receivable		517		907
Total	$	2,800	$	3,903

9. FEDERAL HOME LOAN BANK STOCK

The Savings Bank is a member of the Federal Home Loan Bank System. As a member, West View maintains an investment in the capital stock of the Federal Home Loan Bank ("FHLB") of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

10. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

		2003		2002
Land and improvements	$	264	$	264
Buildings and improvements		2,024		1,996
Furniture, fixtures, and equipment		1,069		1,035
		3,357		3,295
Less accumulated depreciation		2,126		2,299
Total	$	1,231	$	996

Depreciation charged to operations was $156, $123, and $111, for the years ended June 30, 2003, 2002, and 2001, respectively.

(In thousands, except per share data)

11. DEPOSITS

Deposit accounts are summarized as follows:

	2003		2002	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Noninterest-earning checking	$ 11,302	6.6 %	$ 12,615	7.0 %
Interest-earning checking	19,215	11.2	20,872	11.8
Savings accounts	44,152	25.8	41,620	23.4
Money market accounts	14,691	9.0	14,843	8.4
Advance payments by borrowers for taxes and insurance	1,610	0.8	3,013	1.7
	90,970	53.4	92,963	52.3
Savings certificates:				
2.00% or less	34,419	20.1	7,726	4.3
2.01 - 4.00%	27,443	16.0	49,500	27.9
4.01 - 6.00%	15,685	9.1	23,955	13.5
6.01 - 8.00%	2,409	1.4	3,528	2.0
	79,956	46.6	84,709	47.7
Total	$ 170,926	100.0 %	$ 177,672	100.0 %

The maturities of savings certificates at June 30, 2003, are summarized as follows:

Within one year	$ 56,887
Beyond one year but within two years	11,185
Beyond two years but within three years	4,583
Beyond three years	7,301
Total	$ 79,956

Savings certificates with balances of $100,000 or more amounted to $14,161 and $12,277 on June 30, 2003 and 2002, respectively.

Interest expense by deposit category for the years ended June 30, are as follows:

	2003	2002	2001
Checking accounts	$ 66	$ 94	$ 135
Savings accounts	509	735	893
Money market accounts	183	257	329
Savings certificates	2,554	3,996	5,463
Total	$ 3,312	$ 5,082	$ 6,820

(In thousands, except per share data)

12. FEDERAL HOME LOAN BANK ADVANCES

The following table presents contractual maturities of FHLB long-term advances as of June 30:

Description	Maturity range from	Maturity range to	Weighted average interest rate	Stated interest rate range from	Stated interest rate range to	2003	2002
Convertible	02/20/08	06/22/16	5.35 %	2.86 %	6.10 %	$ 144,500	$ 144,500
Fixed rate	12/22/03	05/03/10	5.09	3.36	5.43	5,015	15,437
						$ 149,515	$ 159,937

Maturities of FHLB long-term advances at June 30, 2003 are summarized as follows:

Maturing During Fiscal Year Ended June 30:	Amount	Weighted-average Interest Rate
2004	$ 279	3.36 %
2006	4,157	5.42
2008	3,000	5.48
2009 and thereafter	142,079	5.34
Total	$ 149,515	5.34 %

The terms of the convertible advances reset to the three-month London Interbank Offered Rate ("LIBOR") and have various spreads and call dates ranging from three months to seven years. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. The FHLB advances are secured by the Company's FHLB stock and investment securities and are subject to substantial prepayment penalties.

WVS also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within 90 days, while revolving FHLB advances may be repaid by the Company without penalty. The following table presents information regarding such advances as of June 30:

	2003	2002
FHLB revolving and short-term advances:		
Ending balance	$ 3,875	$ -
Average balance during the year	1,149	5,814
Maximum month-end balance during the year	14,350	13,850
Average interest rate during the year	1.64 %	2.92 %
Weighted-average rate at year-end	1.35 %	- %

At June 30, 2003, WVS had an unused borrowing capacity of approximately $24,906.

The FHLB advances are secured by the Company's FHLB stock and investment and mortgage-backed securities held in safekeeping at the FHLB, and are subject to substantial prepayment penalties.

(In thousands, except per share data)

13. OTHER BORROWINGS

Other borrowings include securities sold under agreements to repurchase with securities brokers. The outstanding repurchase agreements generally mature within one to ninety days from the transaction date and qualifying collateral has been delivered. The Company pledged investment securities with a carrying value of $9,495 and $33,075 at June 30, 2003 and 2002, respectively, as collateral for the repurchase agreements as explained in Notes 4 and 5. The following table presents information regarding other borrowings as of June 30:

	2003	2002
Ending balance	$ 9,453	$ 33,731
Average balance during the year	18,277	13,179
Maximum month-end balance during the year	38,184	33,731
Average interest rate during the year	1.50 %	2.34 %
Weighted-average rate at year-end	1.23 %	1.84 %

14. COMMITMENTS AND CONTINGENT LIABILITIES

Loan commitments

In the normal course of business, there are various outstanding commitments and certain contingent liabilities that are not reflected in the accompanying consolidated balance sheet. Various loan commitments totaling $19,340 and $19,542 at June 30, 2003 and 2002, respectively, represent financial instruments with off-balance sheet risk. The commitments outstanding at June 30, 2003 contractually mature in less than one year.

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of the undisbursed portion of construction and land development loans (Note 6), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

As of June 30, 2003, the Company had committed to purchase $21,079 in investment securities.

Litigation

The Company is involved with various other legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

(In thousands, except per share data)

15. REGULATORY CAPITAL

Federal regulations require the Company and Savings Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I Capital to Risk-weighted Assets and of Tier I Capital to Average Total Assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from well capitalized to critically undercapitalized. Should any institution fail to meet the requirements to be considered adequately capitalized, it would become subject to a series of increasingly restrictive regulatory actions.

As of June 30, 2003 and 2002, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total Risk-based, Tier 1 Risk-based, and Tier 1 Leverage Capital Ratios must be at least ten percent, six percent, and five percent, respectively.

The Company's and Savings Bank's actual capital ratios are presented in the following tables, which show that both met all regulatory capital requirements.

	June 30, 2003			
	WVS		West View	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 32,941	15.57 %	$ 27,738	13.38 %
To Be Well Capitalized	21,176	10.00	20,737	10.00
For Capital Adequacy Purposes	16,941	8.00	16,590	8.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 30,290	14.30 %	$ 25,202	12.15 %
To Be Well Capitalized	12,706	6.00	12,442	6.00
For Capital Adequacy Purposes	8,470	4.00	8,295	4.00
Tier I Capital (to Average Total Assets)				
Actual	$ 30,290	8.42 %	$ 25,202	7.07 %
To Be Well Capitalized	17,967	5.00	17,819	5.00
For Capital Adequacy Purposes	14,373	4.00	14,255	4.00

(In thousands, except per share data)

15. REGULATORY CAPITAL (Continued)

	June 30, 2002					
		WVS			West View	
		Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)						
Actual	$	32,826	14.66 %	$	27,119	12.25 %
To Be Well Capitalized		22,400	10.00		22,144	10.00
For Capital Adequacy Purposes		17,920	8.00		17,715	8.00
Tier I Capital (to Risk-weighted Assets)						
Actual	$	30,052	13.42 %	$	24,360	11.00 %
To Be Well Capitalized		13,440	6.00		13,286	6.00
For Capital Adequacy Purposes		8,960	4.00		8,857	4.00
Tier I Capital (to Average Total Assets)						
Actual	$	30,052	7.69 %	$	24,360	6.29 %
To Be Well Capitalized		19,519	5.00		19,361	5.00
For Capital Adequacy Purposes		15,615	4.00		15,489	4.00

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $3.9 million of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

16. STOCK BENEFIT PLANS

Stock Option Plan

The Company maintains a Stock Option Plan for the directors, officers, and employees. An aggregate of 347,258 shares of authorized but unissued common stock of WVS were reserved for future issuance under this Plan. The stock options typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 85 percent of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid-in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

16. STOCK BENEFIT PLANS (Continued)

Stock Option Plan (Continued)

The following table presents information related to the outstanding options:

	Officers' and Employees' Stock Options	Directors' Stock Options	Weighted-average Exercise Price
Outstanding, June 30, 2000	110,866	16,400	$ 11.56
Granted	4,000	2,000	12.73
Exercised	(16,310)	(7,000)	5.11
Forfeited	(160)	-	5.00
Outstanding, June 30, 2001	98,396	11,400	$ 13.89
Granted	-	1,214	15.77
Granted	(15,068)	(6,200)	9.96
Granted	(4,916)	-	15.63
Outstanding, June 30, 2002	78,412	6,414	$ 14.80
Granted	-	-	
Exercised	(4,992)	(1,200)	11.40
Forfeited	-	-	
Outstanding, June 30, 2003	73,420	5,214	$ 15.07
Exercisable at year-end	73,420	5,214	$ 15.07
Available for future grant	5,174	-	

At June 30, 2003, for officers and employees there were 73,420 options outstanding, exercisable at a weighted-average exercise price of $15.09, and a weighted-average remaining contractual life of 4.66 years.

There were also 5,214 options outstanding and exercisable for directors with a weighted-average exercise price of $14.77, and a weighted-average remaining contractual life of 6.12 years.

(In thousands, except per share data)

16. STOCK BENEFIT PLANS (Continued)

Recognition and Retention Plans ("RRP")

The Company also maintains an RRP for substantially all officers, employees, and directors of the Company. The objective of the RRPs is to enable the Company to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage WVS and the Savings Bank. Officers and key employees of the Company who were selected by members of a Board-appointed committee are eligible to receive benefits under the RRPs. Non-employee directors of the Company are eligible to participate in the RRP for directors.

An aggregate of 300,000 shares of common stock of WVS were acquired at conversion for future issuance under these plans, of which 60,000 shares are subject to the RRP for directors and 240,000 shares are subject to the RRP for officers and key employees.

As of June 30, 2003, 7,580 RRP shares were available for future issuance. RRP costs are accrued to operations and added back to stockholders' equity over a four to ten-year vesting period. Net compensation expense attributed to the RRPs amounted to $23, $59, and $89 for the years ended June 30, 2003, 2002, and 2001.

Employee Stock Ownership Plan ("ESOP")

WVS maintains an ESOP for the benefit of officers and Savings Bank employees who have met certain eligibility requirements related to age and length of service. Compensation expense for the ESOP was $100, $200, and $200, for the years ended June 30, 2003, 2002, and 2001, respectively. Total ESOP shares as of June 30, 2003 and 2002 were 219,865 and 220,806, respectively.

17. DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing 401(k) plan (the "Plan") for its officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan with the contributions based on a percentage of salaries of the Plan participants. The Company's contributions to the Plan, which were charged to expense, were $200 for the year ended June 30, 2000.

Directors' Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan") for directors who elect to defer all or a portion of their directors' fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The Plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of distribution. For fiscal years ended June 30, 2003, 2002, and 2001, 37,939, 48,311, and 46,961, shares respectively, were held by the Plan.

(In thousands, except per share data)

18. INCOME TAXES

The provision for income taxes consists of:

	2003	2002	2001
Currently payable:			
Federal	$ 794	$ 1,667	$ 2,086
State	233	239	240
	1,027	1,906	2,326
Deferred	43	(93)	(370)
Total	$ 1,070	$ 1,813	$ 1,956

The following temporary differences gave rise to the net deferred tax assets at June 30:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 860	$ 937
Deferred compensation	314	297
Other	268	228
Total gross deferred tax assets	1,442	1,462
Deferred tax liabilities:		
Bad debt reserve for tax reporting purposes	19	85
Net unrealized gain on securities available for sale	169	104
Deferred origination fees, net	204	176
Other	117	56
Total gross deferred tax liabilities	509	421
Net deferred tax assets	$ 933	$ 1,041

No valuation allowance was established at June 30, 2003 and 2002, in view of WVS's ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by WVS's earnings potential, and deferred tax liabilities at June 30.

(In thousands, except per share data)

18. INCOME TAXES (Continued)

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

	2003		2002		2001	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$ 1,502	34.0 %	$ 2,129	34.0 %	$ 2,284	34.0 %
State income tax, net of federal tax benefit	154	3.5	158	2.5	158	2.4
Tax exempt income	(549)	(12.4)	(555)	(8.9)	(493)	(7.3)
Other, net	(37)	(0.9)	81	1.4	7	-
Actual tax expense and effective rate	$ 1,070	24.2 %	$ 1,813	29.0 %	$ 1,956	29.1 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax, which is calculated at 11.5 percent of earnings.

19. REGULATORY MATTERS

Cash and Due from Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank's average deposit transaction account balances. As of June 30, 2003 and 2002, the Savings Bank had required reserves of $763 and $809, respectively. The required reserves are held in the form of vault cash and a noninterest-bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Savings Bank's capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code that restricts the availability of surplus for dividend purposes. At June 30, 2003, surplus funds of $3,363 were not available for dividends.

20. CONVERSION AND REORGANIZATION

In accordance with regulations at the time that the Savings Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Savings Bank after the conversion, for a period of ten years from the date of the stock conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation of the Savings Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

(In thousands, except per share data)

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30, are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks and interest-earning demand deposits	$ 2,815	$ 2,815	$ 3,177	$ 3,177
Investment securities	147,482	151,677	151,384	154,572
Mortgage-backed securities	111,879	112,301	82,543	83,269
Net loans receivable	91,669	98,108	152,905	160,517
Accrued interest receivable	2,800	2,800	3,903	3,903
FHLB stock	7,797	7,797	8,281	8,281
FINANCIAL LIABILITIES				
Deposits	$ 170,926	$ 171,830	$ 177,672	$ 178,357
FHLB advances	153,390	163,829	159,937	162,928
Other borrowings	9,453	9,453	33,731	33,731
Accrued interest payable	1,449	1,449	1,698	1,698

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates, which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of WVS are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of WVS.

Estimated fair values have been determined by WVS using the best available data, as generally provided in internal Savings Bank reports and regulatory reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

21. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Cash and Due from Banks, Interest-Earning Demand Deposits, Accrued Interest Receivable and Payable, and Other Borrowings

The fair value approximates the current book value.

Investment Securities, Mortgage-Backed Securities, and FHLB Stock

The fair value of investment and mortgage-backed securities held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable and Deposits

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed rate commercial, and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, and money market deposit accounts are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

FHLB Advances

The fair values of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 14 to these financial statements.

(In thousands, except per share data)

22. PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

CONDENSED BALANCE SHEET

	June 30, 2003	June 30, 2002
ASSETS		
Interest-earning deposits with subsidiary bank	$ 718	$ 3,065
Investment securities available for sale	4,153	2,179
Investment and mortgage-backed securities held to maturity	250	-
Investment in subsidiary bank	25,310	24,457
Loan receivable	114	463
Accrued interest receivable and other assets	168	125
TOTAL ASSETS	$ 30,713	$ 30,289
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 95	$ 36
Stockholders' equity	30,618	30,253
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 30,713	$ 30,289

CONDENSED STATEMENT OF INCOME

	Year Ended June 30, 2003	2002	2001
INCOME			
Loans	$ 27	$ 45	$ -
Investment and mortgage-backed securities	111	118	84
Dividend from subsidiary	2,400	3,800	4,549
Investment securities gains, net	64	-	-
Interest-earning deposits with subsidiary bank	33	50	76
Total income	2,635	4,013	4,709
OTHER OPERATING EXPENSE	111	96	51
Income before equity in undistributed earnings of subsidiary	2,524	3,917	4,658
Equity in undistributed earnings of subsidiary	840	558	136
Income before income taxes	3,364	4,475	4,794
Income taxes	16	27	32
NET INCOME	$ 3,348	$ 4,448	$ 4,762

(In thousands, except per share data)

22. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended June 30, 2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 3,348	$ 4,448	$ 4,762
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary	(840)	(558)	(136)
Investment gains, net	(64)	-	-
Amortization (accretion) of investment discounts and premiums, net	22	(23)	-
Amortization of ESOP and RRP deferred compensation	22	59	75
Other, net	23	30	143
Net cash provided by operating activities	2,511	3,956	4,844
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(4,934)	(9,148)	(2,503)
Proceeds from repayments of investment and mortgage-backed securities	2,582	8,159	-
Proceeds from sales of investment securities	639	-	-
Held to maturity:			
Purchases of investment and mortgage-backed securities	(1,817)	(7,789)	-
Proceeds from repayments of investment and mortgage-backed securities	1,555	10,304	-
Net decrease (increase) in loans receivable	354	(469)	-
Net cash provided by (used for) investing activities	(1,621)	1,057	(2,503)
FINANCING ACTIVITIES			
Net proceeds from exercise of stock options	71	212	119
Cash dividends paid	(1,674)	(1,743)	(1,797)
Purchases of treasury stock	(1,634)	(1,544)	(1,819)
Net cash used for financing activities	(3,237)	(3,075)	(3,497)
Increase (decrease) in cash and cash equivalents	(2,347)	1,938	(1,156)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	3,065	1,127	2,283
CASH AND CASH EQUIVALENTS END OF YEAR	$ 718	$ 3,065	$ 1,127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

23. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended			
	September 2002	December 2002	March 2003	June 2003
Total interest and dividend income	$ 5,432	$ 5,023	$ 4,636	$ 4,140
Total interest expense	3,188	3,018	2,841	2,763
Net interest income	2,244	2,005	1,795	1,377
Provision for loan losses	18	-	(89)	(157)
Net interest income after provision for loan losses	2,226	2,005	1,884	1,534
Total noninterest income	243	172	152	158
Total noninterest expense	1,120	1,045	975	816
Income before income taxes	1,349	1,132	1,061	876
Income taxes	349	351	329	41
Net income	$ 1,000	$ 781	$ 732	$ 835
Per share data:				
Net income				
Basic	$ 0.38	$ 0.30	$ 0.28	$ 0.32
Diluted	0.37	0.30	0.28	0.32
Average shares outstanding				
Basic	2,661,933	2,631,112	2,593,546	2,582,813
Diluted	2,667,220	2,636,633	2,598,775	2,594,053

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

23. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended			
	September 2001	December 2001	March 2002	June 2002
Total interest and dividend income	$ 6,551	$ 6,091	$ 5,574	$ 5,544
Total interest expense	3,859	3,637	3,321	3,208
Net interest income	2,692	2,454	2,253	2,336
Provision for loan losses	37	20	-	-
Net interest income after provision for loan losses	2,655	2,434	2,253	2,336
Total noninterest income	173	181	166	167
Total noninterest expense	976	1,109	978	1,041
Income before income taxes	1,852	1,506	1,441	1,462
Income taxes	611	397	476	329
Net income	$ 1,241	$ 1,109	$ 965	$ 1,133
Per share data:				
Net income				
Basic	$ 0.45	$ 0.40	$ 0.36	$ 0.42
Diluted	0.45	0.40	0.35	0.42
Average shares outstanding				
Basic	2,753,358	2,740,451	2,714,480	2,686,663
Diluted	2,763,744	2,752,157	2,720,976	2,692,474

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

WVS Financial Corp.'s common stock is traded on the over-the-counter market and quoted on the Nasdaq Stock Market[SM] National Market System under the symbol "WVFC".

The following table sets forth the high and low market prices of a share of common stock, and cash dividends declared per share, for the periods indicated.

	Market Price		Cash Dividends
Quarter Ended	High	Low	Declared
June 03	$18.930	$16.200	$0.16
March 03	16.250	15.410	0.16
December 02	16.250	15.100	0.16
September 02	16.050	15.800	0.16
June 02	$16.200	$13.990	$0.16
March 02	16.250	14.130	0.16
December 01	16.250	15.700	0.16
September 01	17.450	13.750	0.16

There were six Nasdaq Market Makers in the Company's common stock as of June 30, 2003: F. J. Morrissey & Co., Inc.; Schwab Capital Markets; Goldman, Sachs & Company; Morgan Stanley & Co, Inc; Ryan Beck & Co., Inc.; and Knight Securities L.P.

According to the records of the Company's transfer agent, there were approximately 828 shareholders of record at September 10, 2003. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company's financial condition, statutory and regulatory restrictions, general economic condition and other factors.

WVS FINANCIAL CORP.
CORPORATE INFORMATION

CORPORATE OFFICES

WVS FINANCIAL CORP. ◦ WEST VIEW SAVINGS BANK
9001 Perry Highway Pittsburgh, PA 15237
412-364-1911

COMMON STOCK

The common stock of WVS Financial Corp. is traded on The Nasdaq Stock Market[SM] under the symbol "WVFC".

TRANSFER AGENT & REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

INVESTOR RELATIONS

Pamela M. Tracy
412-364-1911

COUNSEL

Bruggeman & Linn

SPECIAL COUNSEL

Elias, Matz, Tiernan & Herrick L.L.P.
Washington, DC

WEST VIEW SAVINGS BANK

9001 Perry Highway
Pittsburgh, PA 15237
412-364-1911

WEST VIEW OFFICE

456 Perry Highway
412-931-2171

CRANBERRY OFFICE

20531 Perry Highway
412-931-6080/724-776-3480

FRANKLIN PARK OFFICE

2566 Brandt School Road
724-935-7100

BELLEVUE OFFICE

572 Lincoln Avenue
412-761-5595

SHERWOOD OAKS OFFICE

Serving Sherwood Oaks
Cranberry Twp.

LENDING DIVISION

2566 Brandt School Road
724-935-7400

BOARD OF DIRECTORS

David L. Aeberli
Funeral Director
McDonald-Aeberli Funeral Home, Inc.

Arthur H. Brandt
Retired - Former President and CEO
Brandt Excavating, Inc. and
Retired - Former President and CEO
Brandt Paving, Inc.

David J. Bursic
President and Chief Executive Officer
WVS Financial Corp. and
West View Savings Bank

Donald E. Hook
Chairman
Pittsburgh Cut Flower Co.

Lawrence M. Lehman
Sole Proprietor
Newton-Lehman Insurance Agency

John M. Seifarth
Senior Engineer - Consultant
Nichols & Slagle Engineering, Inc.

Margaret VonDerau
Corporate Secretary
WVS Financial Corp. and
West View Savings Bank

EXECUTIVE OFFICERS

Donald E. Hook
Chairman

David J. Bursic
President and
Chief Executive Officer

Margaret VonDerau
Corporate Secretary

Edward M. Wielgus
Senior Vice President and
Chief Lending Officer

Keith A. Simpson
Vice President, Treasurer and
Chief Accounting Officer

The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.

WVS

WS FINANCIAL CORP.

A Tradition of Quality Banking